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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)    *

CapitalSource, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
14055X102
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 43 Pages

Exhibit Index Found on Page 42

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially hold an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,322,670
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,322,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,370,803[See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RR Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially hold an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 943,629
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 943,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,762 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,281,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,281,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,329,652 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 707,691
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 707,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,824 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,208
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,309
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,442 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,730
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,863 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 981,699
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 981,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,832 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,989,936
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,989,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,038,069 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,281,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,281,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,329,652 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,157,782
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,157,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,205,915 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 12 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew B. Fremder [See Item 2(a)]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,589
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,544
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER 25,544
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 43 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 32,195,851 Shares, which is 15.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,147,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,147,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,195,851 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 43 Pages

This Amendment No. 9 to Schedule 13D amends the Schedule 13D initially filed on August 15, 2003 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: The Reporting Persons are filing this amendment to their Schedule 13D to report the purchase by certain of the Reporting Persons of a total of 2,842,500 Shares. For more information regarding such purchases, see Item 3 and Item 5 below.

Item 2. Identity And Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	RR Capital Partners, L.P., a Delaware limited partnership (“RR”), with respect to the Shares held by it;

(iii)	Farallon CS Institutional Finance II, L.P., a Delaware limited partnership (“Farallon CS LP”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(vi)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(vii)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(viii)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, RR, Farallon CS LP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partners

Page 27 of 43 Pages

(ix)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds (the “Farallon General Partner”), with respect to the Shares held by each of the Farallon Funds; and

(x)

Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company which is the general partner of Farallon CS LP (“Farallon CS LLC”), with respect to the Shares held by each of the Farallon CS LP.

FPLLC and Farallon CS LLC are together referred to herein as the “Farallon General Partners.”

The Management Company

(xi)

Farallon Capital Management, L.L.C., a Delaware limited liability company which is a manager of each of a certain account (the “Managed Account”) and Farallon CS LLC (the “Management Company”), with respect to the Shares held by Farallon CS LP and the Managed Account.

The Individual Reporting Persons

(xii)

The following persons who are managing members of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Andrew J.M. Spokes (“Spokes”) and Mark C. Wehrly (“Wehrly”); and

(xiii)

Thomas F. Steyer (“Steyer”), who is a senior managing member of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account and with respect to Shares Steyer is deemed to beneficially own through his ownership of (a) options to purchase 18,124 Shares, which options are immediately exercisable, and (b) certain vested common stock units which could, upon the occurrence of Steyer no longer serving as a director of the Company, result in the receipt by Steyer of 7,420 Shares. Steyer received the options referenced herein pursuant to the Company's Third Amended and Restated 2000 Equity Incentive Plan dated as of January 25, 2006 (the “Equity Plan”) and the common stock units referenced herein pursuant to the Company’s Amended and Restated Deferred Compensation Plan dated July 31, 2007 (the “Deferred Compensation Plan”) in each case for his service as a member of the Board of Directors of the Company.

Andrew B. Fremder

Page 28 of 43 Pages

(xiv)

Andrew B. Fremder (“Fremder”), with respect to the Shares held by the Farallon Funds and the Managed Account and with respect to Shares Fremder is deemed to beneficially own through his ownership of (a) options to purchase 18,124 Shares, which options are immediately exercisable and (b) certain vested common stock units which could, upon the occurrence of Fremder no longer serving as a director of the Company, result in the receipt by Fremder of 4,465 Shares. Fremder received the options referenced herein pursuant to the Equity Plan and the common stock units referenced herein pursuant to the Deferred Compensation Plan in each case for his service as a member of the Board of Directors of the Company.

Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Spokes, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Farallon Individual Reporting Persons and Fremder are together referred to herein as the “Individual Reporting Persons.”

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Issuer, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Row 11 and 13 of each cover page. Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

(b)           The address of the principal business office of (i) the Farallon Funds, the Farallon General Partners and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partners is to act as the general partner of the partnerships to which each is a general partner. The principal business of the Management Company is that of a registered investment adviser. It also serves as manager to Farallon CS LLC. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto

(d)           None of the Farallon Funds, the Farallon General Partners, the Management Company, the Farallon General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Farallon Funds, the Farallon General Partners, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 29 of 43 Pages

(f)            The citizenship of each of the Farallon Funds, the Farallon General Partners and the Management Company is set forth above.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the following:

The net investment cost (including commissions) for the Shares acquired by each of the Farallon Funds and the Managed Account since the filing of the prior Schedule 13D is set forth below:

Entity	Shares Acquired	Approximate Net Investment Cost
FCP	215,500	$3,672,108
FCIP	303,600	$5,167,357
FCOI II	643,300	$10,965,033
Managed Account	1,680,100	$28,629,780

The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, from working capital; (ii) with respect to FCP and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and FCOI II at Goldman, Sachs & Co.; and (iii) with respect to the Managed Account, from the working capital of the Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Managed Account at Goldman, Sachs & Co. FCP, FCOI II and the Managed Account hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is updated as follows:

Certain of the Farallon Funds and/or the Managed Accounts have elected to re-invest 100% of the dividends they receive on their Shares pursuant to the Company's DRIP Plan.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares, dispose of any or all of its Shares, elect to participate or continue to participate (as applicable) in the Company’s DRIP Plan with respect to some or all of the dividends it receives on its Shares or terminate its participation in the Company’s DRIP Plan depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment

Page 30 of 43 Pages

considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 212,252,083 Shares outstanding as of November 1, 2007 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007 plus such additional Shares as each such person is deemed to beneficially own through his ownership or deemed beneficial ownership of certain common stock options and units.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Farallon since the filing of the prior Schedule 13D are set forth on Schedules A-C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(b)	The Farallon General Partners

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of the Farallon General Partners is incorporated herein by reference for each such Farallon General Partner.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual

Page 31 of 43 Pages

Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

(c)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of the Managed Account since the filing of the prior Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(d)	The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

Page 32 of 43 Pages

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. FPLLC, as general partner to the Farallon Funds other than Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by the Farallon Funds other than Farallon CS LP. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC and the Managed Account, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP and the Managed Account. The Farallon Individual Reporting Persons may each be deemed to be the beneficial owner of all such Shares held by the Farallon Funds and the Managed Account. Each of the Farallon General Partners, the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds and the Managed Account.

Each of Steyer and Fremder may be deemed to beneficially own certain Shares through his ownership of immediately exercisable options and vested common stock units

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Issuer, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Row 11 and 13 of each cover page. Each of Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 3 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

RR CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

on its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

for itself and as General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

The Power of Attorney executed by Fremder authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2003, by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc. is hereby

Page 34 of 43 Pages

incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.

Page 35 of 43 Pages

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Individual Reporting Persons

Each of (i) the managing members of the Management Company and the Farallon General Partner other than Gregory S. Swart, Ashish H. Pant and Andrew J. M. Spokes and (ii) Andrew B. Fremder is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. The business address of each Individual Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner.  The principal occupation of Andrew B. Fremder is serving as a consultant

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to the Management Company and the Farallon General Partner and serving as president and member of the board of directors of the East Bay College Fund, a private non-profit corporation. None of the Individual Reporting Persons have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 37 of 43 Pages

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P)	PRICE PER SHARE ($)
11/30/2007	41,700	16.65
12/3/2007	38,100	16.89
12/4/2007	27,400	16.70
12/4/2007	45,900	16.69
12/4/2007	6,900	16.70
12/5/2007	15,500	17.21
12/12/2007	30,500	18.24
12/12/2007	9,500	18.17

Page 38 of 43 Pages

SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P)	PRICE PER SHARE ($)
11/30/2007	59,700	16.65
12/3/2007	57,900	16.89
12/4/2007	38,300	16.70
12/4/2007	64,300	16.69
12/4/2007	9,700	16.70
12/5/2007	21,700	17.21
12/12/2007	39,600	18.24
12/12/2007	12,400	18.17

Page 39 of 43 Pages

SCHEDULE C

FARALLON CAPITAL OFFSHORE INVESTORS II, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P)	PRICE PER SHARE ($)
11/30/2007	122,200	16.65
12/3/2007	115,700	16.89
12/4/2007	81,200	16.70
12/4/2007	136,300	16.69
12/4/2007	20,600	16.70
12/5/2007	46,000	17.21
12/12/2007	92,400	18.24
12/12/2007	28,900	18.17

Page 40 of 43 Pages

SCHEDULE D

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P)	PRICE PER SHARE ($)
11/30/2007	322,300	16.65
12/3/2007	305,200	16.89
12/4/2007	211,800	16.70
12/4/2007	355,400	16.69
12/4/2007	53,800	16.70
12/5/2007	119,900	17.21
12/12/2007	237,500	18.24
12/12/2007	74,200	18.17

Page 41 of 43 Pages

EXHIBIT INDEX

EXHIBIT 3	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 42 of 43 Pages

EXHIBIT 3

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: December 17, 2007

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

RR CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

on its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

for itself and as General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

Page 43 of 43 Pages